     As filed with the Securities and Exchange Commission on June 11, 2001
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                                 CARESIDE, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                           3841                 23-2863507
 (State or other jurisdiction of   (Primary Standard Industrial  (I.R.S. Employer
 incorporation or organization)     Classification Code Number) Identification No.)

                  6100 Bristol Parkway, Culver City, CA 90230
                                 (310) 338-6767
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                ----------------
                              W. Vickery Stoughton
                     Chairman of the Board of Directors and
                            Chief Executive Officer
                                 Careside, Inc.
                              6100 Bristol Parkway
                             Culver City, CA 90230
                                 (310) 338-6767
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ----------------
                                With copies to:
                             Barry M. Abelson, Esq.
                             Julia D. Corelli, Esq.
                              Pepper Hamilton LLP
                             3000 Two Logan Square
                             Philadelphia, PA 19103
                                 (215) 981-4000
                                ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(C)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                ----------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               Proposed        Proposed
                                               Maximum          Maximum       Amount of
   Title of Each Class of     Amount to be  Offering Price     Aggregate     Registration
Securities to be Registered    Registered     Per Share     Offering Price        Fee
-----------------------------------------------------------------------------------------
Common Stock, par value
 $.01.......................  14,482,743(1)   $2.415(2)    $34,975,824.35(2)  $8,743.96

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) All of the shares of Common Stock offered hereby are being sold for the accounts of selling stockholders named herein. See "Selling Stockholders" herein.
(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act based upon the average of the high and low sale prices for the Common Stock on June 7, 2001, as reported on the American Stock Exchange.

                                ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       14,482,743 Shares Of Common Stock

                                     [LOGO]

  The selling stockholders named in this prospectus are offering or may offer in the future 14,482,743 shares of our common stock which have been issued by the Company or which may be issued by the Company (i) upon conversion by the selling stockholders of our Series B and Series C Convertible Preferred Stock or (ii) upon the exercise by the selling stockholders of warrants to purchase our common stock. The selling stockholders may sell these shares from time to time in brokers' transactions, negotiated transactions, or otherwise at prices current at the time of sales. We will not receive any proceeds from these sales.

  All expenses of the registration of these shares (other than brokerage commissions and transfer taxes, which will be paid by the selling stockholders) will be paid by us. We estimate that the expenses will be $50,000.

  Our common stock is listed on the American Stock Exchange under the symbol "CSA." On June 7, 2001, the closing sale price of our common stock as reported by the American Stock Exchange was $2.40 per share.

  Investing in our common stock involves significant risks. See "Risk Factors" beginning on page 5.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  June 8, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               ----------------
                               TABLE OF CONTENTS

 .  Prospectus Summary.....................   1
 .  Risk Factors...........................   5
 .  Special Note Regarding Forward-Looking
   Statements.............................  13
 .  Use of Proceeds........................  13
 .  Dilution...............................  14
 .  Selling Stockholders...................  15
 .  Plan of Distribution...................  18
 .  Legal Matters..........................  19
 .  Experts................................  20
 .  Where You Can Get More Information.....  21
 .  Incorporation of Certain Documents by
   Reference..............................  21

                               ----------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

  The following summary highlights information from this prospectus. Because this is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to those financial statements.

                                    Careside

  Careside has developed and is selling a proprietary blood testing system called the Careside system. It is designed to decentralize laboratory operations. The system consists of a testing instrument called the Careside Analyzer(R) and disposable test cartridges, and the Careside Connect, a computer link designed to facilitate data interchange. It also consists of a proprietary hematology testing device called the H-2000.

  The Careside system performs blood tests in the same location as the patient, or what is commonly called point-of-care testing. Blood testing is a significant part of routine and critical patient care. Today, almost all blood testing is done by sending the blood samples to hospital or commercial laboratories. Because of transportation time and several processing steps, these central laboratories generally take between 4 and 24 hours to provide test results to the doctor. We believe that the Careside system provides the platform for solving the limitations of central blood testing laboratories and redefines the market for point-of-care testing. Here are the reasons why:

  Cost-Effective Results--Our system is designed to provide test results that are cost competitive with both hospital and commercial laboratories.

  Rapid Test Results--Our system produces test results within 10 to 15 minutes from the time the blood is drawn from the patient.

  Comprehensive Test Menu--We believe that our menu of tests represents over 80% of all blood tests routinely ordered on an out-patient basis, including all of the most commonly ordered blood tests.

  Ease of Use--Our system is designed for use by non-technical personnel, with only simple training. The Careside Analyzer has FDA clearance for point-of-care use.

  Industry Standard Technology--Our system uses the same test methods and technology as large testing devices in hospital and commercial laboratories.

  Embedded Quality Assurance/Quality Control--Our system captures all data required to comply with regulations governing laboratory operations, including those under the Clinical Laboratory Improvement Amendments of 1988.

  Ability for Practice Enhancement--By providing rapid test results for a broad menu of tests, our system will enable doctors to treat patients more quickly, see more patients, improve office productivity and improve patient satisfaction and quality of care. In addition, healthcare providers can increase their revenue by performing and billing for tests themselves.

  Our goal is to make decentralized testing with the Careside system the standard for routine and critical care blood testing.

The Careside System Status

  The FDA has cleared or exempted the Careside Analyzer for 41 blood tests for professional laboratory use and the H-2000 is cleared or exempted for 18 blood tests. Thus, as of June 2001, the FDA had cleared or exempted the Careside system for 59 different blood tests, which represents most of the routine blood tests ordered by physicians. In addition, the FDA has cleared the Careside Analyzer as a "point-of-care" device. This clearance means that properly trained non-technical personnel can operate the Careside Analyzer, eliminating the need for a lab specialist to oversee each test. We will seek the same designation for the H-2000 in 2001.

  Our commercial product launch occurred in December 1999, at which time the Careside system offered 53 tests. During the first three months of 2000, unforeseen technical problems relating to electrochemistry tests were identified in the Careside Analyzer software and certain hardware components. Careside worked with its initial customers and with its suppliers during the remainder of 2000 and corrected these problems. The electrochemistry tests have been revised and modifications have been made to the Analyzer to improve its reliability. These changes were made and verified in the fourth quarter of 2000. At the end of 2000, the Careside Analyzer was re-launched into the market. The Careside system is being sold in the United States through our own sales force. We supplement our sales force with distribution agreements with third party distributors. We have entered into several distribution agreements and expect to finalize others in 2001.

Market Opportunity

  The lack of timely test results from central laboratories has given rise to a growing market for point-of-care tests. According to 1997 industry data and estimates, the worldwide product market for testing of blood and other bodily fluids and tissues was $18.3 billion in 1997 and grew to $20 billion in 2000. Based on their prior industry experience, our senior management believes that the Careside system's 59 test menu will address over 38% of the dollar value of this market. The rest of the market includes complex and specialized tests not performed by the Careside system. The U.S. and Canadian market is approximately 40% of the worldwide market. Our marketing efforts are targeted towards converting U.S. and Canadian blood testing to point-of-care testing.

  We define the potential market for our products as being virtually wherever blood is drawn from patients for standardized blood tests. Based on industry data and estimates, the addressable worldwide market for our blood tests was $7.6 billion in 2000 and is expected to grow at 16% per year thereafter. The key U.S. markets we have targeted are as follows:

  Hospitals: There are over 6,500 acute care and specialty hospitals in the United States that require laboratory testing services. These services are usually provided by a central hospital laboratory that has to be maintained on a 24-hour basis and staffed by specially trained lab personnel.

  Physician Groups: The American Medical Association states that there are 27,100 physician groups in the United States. We estimate that 21,000 of these groups have three or more doctors. We believe that for groups of three or more physicians the Careside system will offer cost-effective improvements in daily office routine, greater convenience, enhanced patient satisfaction and new revenue opportunities.

  Nursing Homes: According to the American Healthcare Association, in 1999, there were 15,574 nursing homes in the United States offering more than 1.6 million licensed beds. The average occupancy rate was over 92%, with each nursing home averaging nearly 100 patients. Nursing homes currently pay a premium to laboratories to receive timely results. The Careside system would benefit nursing homes by helping them earn revenue from Medicare and other payers, and reduce costs by decreasing the Nursing Home's reliance on central laboratories.

  Home Care: The number of home care visits increased from 70 million in 1990 to 306 million in 1997. On average, 30% of home care patients visited each week require laboratory testing. There are currently over 20,000 home care agencies in the United States, and 9,600 of them are Medicare certified. Currently, all home care agencies rely on commercial labs for blood testing. Home care agencies would benefit from increased revenue opportunities by using the Careside system to conduct blood testing in their base offices.

  Other: Field military hospitals, ships, employee health clinics, drop-in clinics, surgi-centers, dialysis units and other alternate sites all represent potential customer opportunities for Careside.

Early History

  SmithKline Beecham Clinical Laboratories, Inc. conducted extensive surveys of the point-of-care market beginning in 1993. As a result, in 1994, SmithKline started our predecessor business to develop the technology we use. We acquired this business in November 1996. Several senior members of SmithKline's management team, including the President of SmithKline Beecham Clinical Laboratories, worked on this point-of-care project at SmithKline. They are now part of the executive management team of Careside. In June 1999, Careside completed its initial public offering. Our publicly-traded common stock is listed on the American Stock Exchange under the ticker symbol "CSA," and our publicly-traded warrants under the symbol "CSA.WS". In December 1999, we acquired Texas International Laboratories, Inc. ("TIL"). TIL owned and marketed a proprietary hematology testing device. We renamed this device the H-2000 and now offer it as part of the Careside system.

  Careside was incorporated in the State of Delaware in July 1996 under the name Exigent Diagnostics, Inc. In May 1998, we changed our name to Careside, Inc. Our principal executive offices are located at 6100 Bristol Parkway, Culver City, California 90230. Our telephone number is (310) 338-6767.

                                  The Offering

Shares offered by selling
 stockholders:..............  14,482,743 (1)
Use of Proceeds:............  We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders, but we could receive approximately $1.7 million from the exercise of warrants with underlying common stock registered hereunder (see "Dilution" on page 14). Any proceeds will be used for working capital purposes.

--------
(1) Of these shares, approximately

  . 1,742,951 are shares of common stock held by the selling stockholders, . 41,324 shares of common stock are issuable upon exercise of warrants exercisable at $2.75 per share,
  . 45,824 shares of common stock are issuable upon exercise of warrants exercisable at $2.25 per share,
  . up to 486,100 shares of common stock issuable upon conversion of outstanding shares of our Series B Convertible Preferred Stock and not previously registered, assuming a conversion price of $1.00 per share. The actual conversion price will be the lower of (a) the average of the lowest 10 closing prices of our common stock within the last 30 calendar days prior to the conversion date and (b) $5.48,
  . up to 6,475,457 shares of common stock issued upon conversion of outstanding shares of our Series C Convertible Preferred Stock, assuming a conversion price of $1.55 per share. The actual conversion price will be the average trading price of our common stock over the five trading days prior to effectiveness of the registration statement of which this prospectus is a part. The actual conversion price will not be less than $1.55 nor more than $1.94,
  . 5,173,716 shares of common stock issuable upon exercise of outstanding warrants issued in connection with the sale of our Series C Convertible Preferred Stock at an exercise price of $2.55 per share, and
  . 517,371 shares of common stock issuable upon exercise of outstanding warrants issued to our placement agent in connection with the sale of our Series C Convertible Preferred Stock at an exercise price of $1.94 per share.

                                  RISK FACTORS

  An investment in our common stock involves many risks. These risks may be substantial and are inherent in the business of Careside. You should carefully consider the following information about these risks, together with the other information in this prospectus, before buying common stock.

  If any of the following risks actually occurs, our business and prospects could be materially adversely affected, the trading price of our common stock or warrants could decline, and you might lose all or part of your investment.

We Have a Limited Operating History and Have only Recently Begun to Generate Revenues

  Since our inception, we have incurred significant losses. Through December 31, 2000 and March 31, 2001 our accumulated losses have totaled $45.2 million and $48.5 million, respectively. We have generated only a small amount of revenue from product sales and will continue to incur significant additional operating losses until we have sold a sufficient number of our products.

Additional Funding May Not Be Available

  Additional funding for our activities may come from the exercise of our outstanding warrants. We also may seek additional financing to build inventory and to refinance our bridge loan. To support our current and any future funding requirements, we may need to issue additional equity securities, incur more debt, obtain added lease financing and/or seek third-party collaboration opportunities. Additional funding may have unacceptable terms or may not be available at all.

  If adequate funds are not available, we may be required to delay, reduce or eliminate product development programs, or reduce our planned marketing and sales activities, or to license to third parties rights to commercialize our products or technologies.

We May Never Be Profitable

  Even if we are able to generate revenue from sales of our products, we may never be profitable. There are several reasons why this might happen:

  . We may not be able to reduce our manufacturing costs to levels necessary for profitability.

  .  We may have to lower our prices to remain competitive.

  . We may experience delays in developing additional tests or product upgrades.

  .  We may experience problems in production, distribution or marketing.

The Medical Community May Not Accept the Careside System

  The Careside Analyzer and our patented test cartridges, the H-2000 and the Careside Connect are our only products. We will not be able to operate profitably unless these products achieve a significant level of market acceptance. The following factors are the greatest risks to our market acceptance:

 We May Fail to Develop the Comprehensive Test Menu Needed to Sell Our Product

  If we are not able to fully develop the remaining components of our proposed comprehensive test menu, customers may not buy our products. One of our major selling points to potential customers will be the breadth of our menu.

 We May Be Unable to Change How Tests are Ordered

  We may not be able to demonstrate the economic or clinical benefits of the Careside system sufficiently to convince members of the medical community to change the way they order tests. Currently, physicians and hospitals typically order blood tests from central laboratories.

 Managed Care Contracts May Limit Our Market Penetration

  Our ability to sell to healthcare providers may be limited by managed care relationships. Many health maintenance and managed care organizations have exclusive contracts with laboratories that require participating or employed physicians to send patient specimens only to contracted laboratories. Consequently, such physicians may be precluded from using the Careside's products unless they obtain a waiver from the relevant health maintenance or managed care organization.

 We May Be Unable to Keep Pace With Changing Technology

  Blood testing technology is evolving. Other companies may develop products in response to technological changes that make our products noncompetitive.

 CLIA May Discourage Healthcare Providers from Using Point-of-Care Testing

  Careside system users will be required to be licensed under the Clinical Laboratory Improvement Amendments of 1988. While the Careside system is designed to make licensure easy, CLIA licensing requirements may make healthcare providers reluctant to initiate, continue or expand patient testing using the Careside system.

We May Not Be Able to Further Develop Our Products

  In order for us to expand our test menu, we must complete the development of one of the four types of disposable cartridges. Factors outside our control may delay our proposed development schedule for this cartridge. These factors include:

  .  delays in regulatory clearance,

  .  technological difficulties,

  . restrictions on access to proprietary technology of strategic partners, and

  .  changes in the healthcare, regulatory or reimbursement environment.

Reductions in Third-Party Reimbursement For Tests May Hurt Our Business

  Current reimbursement amounts for diagnostic tests from government authorities, private health insurers and other third-party payers, such as health maintenance organizations, may not be maintained. Any decrease in test reimbursement amounts may reduce the demand for our products or force us to lower our sales prices. In addition, legislative proposals to reform healthcare and the trend toward managed healthcare in the United States may require lower prices for our products.

We Have Limited Sales, Marketing and Distribution Experience

  We may not be able to recruit or retain direct sales and marketing personnel who will successfully implement our marketing strategy. We intend to distribute our products in the United States primarily through our own sales force, and internationally through a limited number of distributors. Establishing a sales and marketing capability will require substantial efforts and significant resources.

Third-Party Distributors May Not Be Effective

  We will depend on third party distributors to assist us in promoting market acceptance and creating demand for our products. We have granted Fuji Photo Film Co. Ltd. a right of first refusal to distribute the Careside system exclusively in Japan and non-exclusively in some of the other Asian countries. Our existing arrangements to distribute our products worldwide have not been sufficient. We may not be able to maintain these arrangements or enter into additional distribution arrangements. In addition, we have little control over the resources that the distributors will devote to the marketing of our products.

Our Contract Manufacturers May Not Adequately Meet Our Future Product Demand

  We will depend upon outside vendors to manufacture most of the Careside system, including the Careside Analyzer and components of the disposable testing cartridges. We will have only limited control over third-party manufacturers as to quality control and timing of production and delivery. We cannot be certain that outside manufacturers will be able to provide us with a sufficient number of instruments and cartridge components on a timely basis.

Our Lack of Manufacturing Experience Could Reduce Our Ability to Assemble Cartridges

  We will be assembling the cartridges at Careside. We have never operated a manufacturing/assembly business. We will need to assemble significant and increasing quantities of test cartridges on a timely basis, while maintaining strict quality standards. We have converted from manual production of cartridge components and assembly to an automated system to produce cartridge components. We may not be able to achieve and maintain product accuracy and reliability when producing the cartridges in the quantities required, on a timely basis or at an acceptable cost.

Our Third-Party Suppliers Could Interrupt Our Supply

  Our contract manufacturers and suppliers may not be able to meet our demand. We will purchase the materials used in the test cartridges from outside suppliers. Each of our supply agreements has termination rights. Any interruption in supply would adversely affect our schedule.

Our CEO and Other Key Personnel Are Critical To Our Success

  The loss of key employees or unsuccessful recruiting efforts will harm us. Competition for qualified and talented individuals with experience in point-of-care testing is intense. Our success depends on our ability to retain the services of Mr. Stoughton, our Chairman of the Board of Directors and Chief Executive Officer. Mr. Stoughton has over 20 years experience as a senior executive of several large hospitals and over four years experience as President of SmithKline Beecham Clinical Laboratories, Inc. We also need to attract additional sales and marketing, research and development, and experienced manufacturing personnel.

We May Not Be Able to Manage Our Expanding Operations

  We will need to expand our operations if we are successful in achieving market acceptance for the Careside system. This expansion will result in additional responsibilities for management and place significant demand upon our management, our operating and financial systems and our resources. To accommodate this growth and to compete effectively, we will need to implement and improve our internal operating systems and controls, and to hire and train additional personnel.

Our Competitors Have Advantages Over Us

  Our business may fail because our market is highly competitive. Our primary competitors are large diagnostic device manufacturers, commercial and hospital laboratories and other point-of-care device manufacturers. The large device manufacturers and commercial and hospital laboratories have significant marketing, manufacturing, financial and managerial resources, and have substantially greater research and development capabilities than we do. We expect that manufacturers of conventional blood testing products used in centralized laboratories will compete intensely with us to maintain their market share. Commercial and hospital laboratories may try to influence providers against the Careside system to protect their revenue. Other point-of-care companies have already sold their product in the marketplace. We anticipate competition from these manufacturers in discrete tests using areas such as critical care testing. Many of these companies offer tests that will cost less than the Careside system and so may be attractive to some of our customers.

Our Proprietary Technology is a Crucial Part of Our Business

  The success of our business will depend on our ability to protect our proprietary technology. Our business may fail if we are not able to do so.

  We currently have three U.S. patents granted on our cartridge technology. Six other patents have been filed to date and we expect to file additional patents in the future. International patents have also been filed. The six patents filed to date include one that was filed jointly with International Technidyne Inc. and covers a reagent that was co-discovered. The other five patents include one more cartridge patent and four device patents. We cannot be certain that these additional patents will be granted or that our patents will withstand any challenges by third parties.

 Our Technology May Infringe on the Proprietary Rights of Third Parties

  Universities and government laboratories, physicians and other corporations are conducting substantial research in point-of-care diagnostic blood testing technology. Given the nature of our industry, it is possible that patent applications have been filed by others, and patents may be issued to them, relating to specific diagnostic products and processes. Patent applications in the U.S. are secret until the patent is issued. We cannot know whether competing applications have been filed. A prior conflicting patent application would detract from the value of our patents. In addition, if we use technologies, products or processes covered by patent applications filed by others, or by patents issued to others, we may have to obtain licenses. We may not be able to obtain such licenses on reasonable terms, or at all.

 We May Be Unable to Build Brand Loyalty Because Our Trademarks and Trade Names May Not Be Protected

  Our registered or unregistered trademarks or trade names may be challenged, canceled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Brand recognition is critical to our short term and long term marketing strategies, especially as we commercialize future enhancements to our products.

 Our Trade Secrets May Be Disclosed

  We also rely on unpatented trade secrets to protect our proprietary technology. We attempt to protect our proprietary technology through an employee handbook and agreements with our executive officers. Our employees have not signed confidentiality agreements. The confidentiality provisions in the handbook and executives' agreements may not be enforceable under applicable law. Other companies may independently develop or otherwise acquire equivalent technology or gain access to our proprietary technology.

 Our Proprietary Rights May Fail to Protect Our Business

  We may have to resort to litigation to protect or defend our rights. This could result in substantial costs and the diversion of management's attention. If we lost any such litigation, we could lose our competitive position, be required to obtain licenses from third parties or be prevented from manufacturing, selling or using certain of our products.

 We Do Not Own All Necessary Intellectual Property

  Some of the intellectual property we use in developing our test cartridges is owned by others, and in certain cases licensed on a non-exclusive basis to us. We believe alternative technology does exist, but we cannot be sure that we would be able to achieve access to any such technology. If our access to our current technology terminated, our development efforts could be delayed until we achieved access to the alternative technology. In that circumstance, we cannot be sure that we would be able to achieve access to alternative sources of technology. If alternative technology is unavailable, we would have to change our testing methodologies. This would cause substantial delay and cost in the development of our product.

Extensive Government Regulation May Increase Our Expenses and Cause Delays in our Product Commercialization

  Our products are medical devices subject to extensive regulation by the FDA, similar agencies in other countries, and to a lesser extent, by state regulatory authorities. The following are the greatest regulatory risks we face:

 We May Incur Substantial Expenses to Comply With Good Manufacturing Practices
 (GMP) and Other Manufacturing Regulations

  Our manufacturing facilities and processes will be required to comply with strict federal regulations, including Good Manufacturing Practices, or GMP, and quality system requirements, regarding validation and quality of manufacturing. We have limited experience in complying with regulations governing our products and manufacturing facilities. We must devote substantial resources and management attention to monitoring and maintaining compliance with governmental regulations. If we, or our manufacturing partners, violate applicable regulations, we may be sanctioned and our production or distribution may be suspended. In addition, the FDA may withdraw the approval or clearance to market of any of our products.

 We Need Additional FDA Pre-Market Clearances if We Significantly Modify Our Products or Add to Our Test Menu

  FDA regulations require rigorous laboratory and clinical testing to establish product performance before commercial marketing. Significant modifications to the Careside Analyzer will require new applications for pre-market clearance. We cannot be certain that we will be able to obtain all necessary approvals on a timely basis, or at all. Moreover, it is possible that one or more of our products will be subjected to more extensive pre-market clinical testing and FDA pre-market approval.

Significant Number of Shares Eligible for Future Sale Could Lower Market Price

  As of June 7, 2001, we had 11,460,787 shares of common stock outstanding. Of these shares, 4,435,061 shares of common stock have been registered and are freely tradable without restrictions or further registration under the Securities Act and 5,282,775 shares may, absent registration, be sold into the public market under Rule 144 currently. 14,482,743 shares are being registered in this registration statement. Of these, 1,742,951 were issued in a private placement to a single investor in December 2000 and January 2001, and are included in the 11,460,787, but are not yet Rule 144 eligible. Upon effectiveness of this registration statement that includes this prospectus, up to 6,475,457 shares of common stock will have been issued upon the automatic conversion of our outstanding shares of Series C Convertible Preferred Stock. In addition, shares being registered include up to 486,100 shares of common stock issuable upon conversion of our outstanding shares of Series B Convertible Preferred Stock, 5,691,087 shares of common stock underlying warrants issued in connection with the private placement of our Series C Convertible Preferred Stock and 87,148 shares of common stock underlying warrants issued to the investor in our December 2000 and January 2001 private placement. We have also granted and have outstanding options to purchase 1,012,937 shares of common stock. In addition, our current stock option plans and employee stock purchase plan permit us to grant options for, or issue, an additional 463,211 shares of common stock in the future. All shares underlying previously granted options or future grants and purchases under our equity based plans have previously been registered.

  The resale of our outstanding non-traded common shares or of common shares issuable upon exercise of our outstanding warrants and options, or common shares issuable upon conversion of our Series B or Series C Convertible Preferred Stock into the public market, subject to compliance with the Securities Act, could have a depressive effect on the market price of our common stock.

Control of Careside By Our Management and Principal Stockholders Could Conflict With Other Stockholders' Interests

  The interests of our directors and executive officers, and our principal stockholders could conflict with the interests of other Careside stockholders. As of the date of this prospectus, our directors and executive officers, together with the principal stockholders of Careside, beneficially own or control approximately 37.2% of our common stock (including the effect of options and warrants). Accordingly, these stockholders may be able to influence the outcome of stockholder votes, including votes concerning the election of directors, certain amendments to our charter and bylaws, and the approval of significant corporate transactions such as a merger or a sale of our assets. This influence could have the effect of delaying, deferring or preventing a change in control of Careside.

Future Issuances of Preferred Stock May Dilute Rights of common stockholders

  Our Board of Directors has the authority to issue up to 4,836,117 additional shares of preferred stock and to determine the price, privileges and other terms of such shares. The Board may exercise this authority without the approval of the stockholders. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock may make it more difficult for a third party to acquire control of Careside.

Statute, Charter and By-laws May Delay or Prevent an Acquisition of Careside

  We will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Section 203 could delay or prevent a third party or a significant stockholder from acquiring control of Careside. In addition, our charter and by-laws may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest involving Careside. Any of these anti-takeover provisions could lower the market price of the common stock.

The Market Prices of Shares of Common Stock and Warrants May Be Volatile

  The market prices of shares of common stock and warrants may be highly volatile depending on many factors, including:

  .   the success of our new products or new products introduced by our competitors,
  .   developments with respect to our patents and other proprietary rights,
  . our ability to meet sales and earnings expectations of securities analysts, and
  .   changes in general market conditions.

Warrants Can Be Redeemed on Short Notice

  We could redeem warrants issued in connection with our initial public offering (except for warrants issued to our underwriters) for $0.05 per warrant on 30 days prior written notice, provided that the closing price of our common stock has been at least $14.00 for the ten consecutive trading days immediately preceding the date of notice of redemption. We could also redeem warrants issued in September 2000 to purchase common stock for $.0005 per warrant share on 2 days prior written notice. If we give notice of redemption, a holder would be forced to exercise the warrants or accept the redemption price. This kind of redemption may occur immediately.

Holders of our Common Stock May Be Materially Diluted by Conversion of the Series B or C Preferred Stock and Exercise of Related Warrants

  The exact number of shares of common stock issuable upon conversion of all of the currently outstanding Series B Preferred Stock and Series C Preferred Stock cannot currently be known. Because the Series C Preferred Stock conversion ratio has a floor price of $1.55 per common share, the maximum number of shares of common stock issuable upon conversion of the Series C Preferred Stock is 7,741,935. The Series C Preferred Stock automatically converts on the day prior to the effective date of this registration statement. Our Series C Preferred Stock will not be outstanding after that date. There are currently 100 shares of Series B Preferred Stock outstanding and there is no floor on the conversion ratio of the Series B Preferred Stock. The holder of the Series B Preferred Stock decides when that stock gets converted.

  The conversion of our Series B or Series C Preferred Stock may cause the market price of our common stock to decrease due to an additional number of shares of common stock outstanding in the marketplace. The Series B holder may then be able to convert any remaining Series B Preferred Stock at a lower conversion price based on the decreased market price into greater amounts of common stock, potentially further decreasing the market price of our common stock. The holders of our common stock may be materially diluted as a result of these conversions.

  In addition, if the warrants to purchase 4,075,000 shares of common stock issued in connection with the sale of our Series B Preferred Stock and the warrants to purchase 5,691,087 shares of common stock issued in connection with the sale of our Series C Preferred Stock are exercised at a price that is less than the market price of our common stock at the time of exercise, the holders of our common stock may be materially diluted.

The California Energy Crisis May Adversely Impact our Business and May Cause a General Downturn in the California Economy

  California has recently experienced severe energy shortages which have resulted in "rolling blackouts" in certain instances in portions of the state. A rolling blackout in the area in which our office is located could cause substantial disruptions and significant losses to our business, and rolling blackouts elsewhere in California could cause substantial disruptions and significant losses to our current and potential customers, which could also adversely impact our business. In order to ensure future sources of energy for California, it is anticipated that the prices paid by consumers for energy could increase significantly. Significant increases in energy prices as well as rolling blackouts could cause a general economic downturn in the California economy, which could have a material adverse effect on our financial condition and results of operations.

Short-Selling of our Common Stock Could Depress the Market Price of our Common Stock

  Until our Series B and Series C Convertible Preferred Stock is converted and the warrants issued in connection with our Series B Convertible Preferred Stock are exercised, there may be increased risk of short-selling of our common stock, which could have a depressive effect on the market price of our common stock. By short-selling our common stock, the Selling Shareholders could depress the market price of our common stock, enabling the Selling Shareholders to acquire more shares upon conversion of our Series B and Series C Convertible Preferred Stock and upon exercise of the warrants issued in connection with our Series B Convertible Preferred Stock, thereby increasing the dilution of the other shareholders' equity in the Company.

  A short-sale is the sale of a security that the seller does not own or that the seller owns but does not deliver. In order to deliver the security to the purchaser, the short-seller will borrow the security, typically from a broker-dealer or an institutional investor. The short-seller later closes out the position by returning the security to the lender, typically by purchasing equivalent securities on the open market. In general, short-selling is utilized to profit from an expected downward price movement, or to hedge the risk of a long position in the same security or in a related security. Although short-selling serves useful marketing purposes, it also may be used as a tool for manipulation. Further, short-selling can increase stock price volatility.

  Our Series B Convertible Preferred Stock conversion price formula has no floor and the exercise price of the warrants issued in connection with our Series B Convertible Preferred Stock is dependent on the market price of our common stock at the time of exercise. Our Series C Convertible Preferred Stock will convert automatically upon effectiveness of this registration statement at not less than $1.55. The lower the market price for our common stock, the greater the number of shares of common stock the Selling Shareholders can acquire upon conversion of our preferred stock or exercise of outstanding warrants to purchase our common stock issued in connection with our Series B Convertible Preferred Stock. The Selling Shareholders could use a short-selling strategy to drive down the market price of our common stock and then exercise their warrants or convert their preferred stock to acquire more shares and dilute other shareholders.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Some of the statements contained in this prospectus discuss future events and developments, including our ability to generate revenue, income and cash flows, or state other "forward-looking" information. We generally identify these forward-looking statements by using the words "anticipate," "believe," "estimate," "expect," and similar expressions. These statements include, but are not limited to, information about our cash available to fund our future operations, future enhancements to our products, growth of the in vitro testing and point-of-care testing markets, completion of the immunochemistry tests cartridge, and the planned addition of further tests to our menu. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. Important factors that may cause actual results to differ include those set forth under "Risk Factors" beginning on page 5.

  We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

                                USE OF PROCEEDS

  We will not receive any of the proceeds from the sale of the shares by the selling stockholders pursuant to this prospectus. However, we may receive up to approximately $1.7 million from the exercise of warrants with underlying common stock registered hereunder. There is no guarantee that any warrants will be exercised or that we will receive any proceeds. The proceeds, if any, would be used for working capital purposes.

                                    DILUTION

  As of May 31, 2001, our unaudited net tangible book value was $7,623,643, or $0.67 per share of common stock. Net tangible book value per share represents our total tangible assets less total liabilities and the carrying value of our mandatorily redeemable Series B Convertible Preferred Stock, divided by the total number of shares of common stock outstanding.

  After giving effect to:

  the assumed exercise of warrants to purchase 41,324 shares of common stock at $2.75 per share;

  the assumed exercise of warrants to purchase 45,824 shares of common stock at $2.25 per share,

  up to 486,100 shares of common stock issuable upon assumed conversion of outstanding shares of our Series B Convertible Preferred Stock and not previously registered, assuming a conversion price of $1.00 per share, up to 6,475,663 shares of common stock that may become issuable upon assumed conversion of shares of our Series C Convertible Preferred Stock, assuming a conversion price of $1.55 per share,

  5,173,716 shares of common stock that are issuable upon assumed exercise of outstanding warrants received in connection with the purchase of our Series C Convertible Preferred Stock, at an exercise price of $2.55 per share,

  517,371 shares of common stock issuable upon assumed exercise of outstanding warrants issued to our placement agent in connection with the sale of our Series C Convertible Preferred Stock at an exercise price of $1.94 per share, and the application of the net proceeds therefrom,

our as adjusted net tangible book value as of May 31, 2001 would have been $9,280,188 or $0.38 per share. This represents an immediate decrease in as adjusted net tangible book value of $0.29 per share of common stock to existing stockholders and an immediate weighted average dilution of $2.11 per share of common stock to the warrantholders who exercise their warrants and a weighted average dilution of $1.13 per share of common stock to the preferred stockholders who convert their preferred stock. The following table illustrates this per share dilution:

                                                                      Preferred
                                                     Warrants           Stock
                                                     --------         ---------
Warrant weighted average exercise price and
 weighted average conversion rate of
 preferred stock...........................           $2.49             $1.51
Net tangible book value per share before
 exercise of warrants and conversion of
 preferred stock...........................  $ 0.67           $ 0.67
Decrease in net tangible book value per
 share attributable to exercise of warrants
 and conversion of preferred stock.........  $(0.29)          $(0.29)
As adjusted net tangible book value per
 share after exercise of warrants and
 conversion of preferred stock.............           $0.38             $0.38
Weighted average dilution per share to
 warrantholders who exercise their warrants
 and preferred stockholders who convert
 their preferred stock.....................           $2.11             $1.13
                                                      =====             =====

  The above computations assume the exercise of all warrants to purchase the common stock registered with this prospectus and the conversion of all preferred stock into the common stock registered with this prospectus. All of the outstanding warrants and convertible preferred stock registered in this prospectus are described in "The Offering" on page 4. The remaining 1,742,951 shares are held outright by the selling stockholders.

                              SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the common stock as of June 8, 2001 by each of the selling stockholders. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to the shares of common stock, except to the extent authority is shared by spouses under applicable law.

  The information included below is based upon information provided by the selling stockholders and by our transfer agent. Because the selling stockholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided. In the following table, column (A) shows all shares beneficially held by the holder at June 8, 2001, and column (B) has been prepared on the assumption that all shares of common stock registered under this Prospectus will be sold. See "Plan of Distribution."

                                                                                 (B)
                                    (A)                                  Common Stock To Be
                                Common Stock                            Beneficially Owned If
                          Beneficially Owned Prior                      All Shares Registered
                              to June 8, 2001             Shares That    Hereunder Are Sold
                          -----------------------------  May be Offered ----------------------
          Name              Shares        Percent(1)       Hereunder     Shares    Percent(1)
          ----            -------------- --------------  -------------- ----------------------
Andrew J. Redleaf.......               0             *      116,062          0           *
Alexander Knopick.......               0             *        5,291          0           *
Anthony Felling.........               0             *       19,907          0           *
Asphalt Green, Inc. ....          54,003             *       47,283        6,720         *
Barrie Ramsey Zesiger...               0             *      117,083          0           *
Bear Stearns as
 Custodian for Bruce
 Hendry, IRA............               0             *      580,312          0           *
Bear Stearns as
 Custodian for Demetre
 M. Nicoloff, IRA.......               0             *       29,016          0           *
Bear Stearns as
 custodian for Jerry A.
 Kuny, IRA..............               0             *       29,016          0           *
Bear Stearns as
 Custodian for Michael
 D. Lensing.............               0             *       29,016          0           *
Bear Stearns as
 Custodian for Steven D.
 McWhirter, IRA.........               0             *       29,016          0           *
Castle Creek Health Care
 Partners LLC...........               0             *      870,468          0           *
CCL Fund, LLC...........               0             *      290,156          0           *
City of Stamford
 Firemen's Pension
 Fund...................         141,654           1.2%     103,574        38,080        *
Craig L. Campbell.......               0             *       34,818          0           *
Crestview Capital Fund,
 LP.....................               0             *      580,353          0           *
Daniel S. and Patrice M.
 Perkins JT WROS........               0             *       90,064          0           *
David M. Westrum........               0             *       58,031          0           *
Dennis A. Gonyea........               0             *       34,818          0           *
Dolphin Offshore
 Partners L.P. .........         528,105           4.4%     464,250        63,855        *
Donald R. Brattain......               0             *      116,062          0           *
Dorothy J. Hoel.........               0             *       34,818          0           *
Dougherty & Company
 LLC....................               0             *      493,265          0           *
DRL Partners............               0             *       29,016          0           *
Eugene V. Kelly.........         138,491           1.2%     116,062        22,429        *
G. James Spinner........               0             *       29,016          0           *
Gary A. Bergren.........               0             *       34,818          0           *
Gary Kohler.............               0             *      116,062          0           *

                                                                                 (B)
                                    (A)                                   Common Stock To Be
                                Common Stock                            Beneficially Owned If
                          Beneficially Owned Prior                      All Shares Registered
                              to June 8, 2001             Shares That     Hereunder Are Sold
                          ------------------------------ May be Offered -------------------------
          Name              Shares         Percent(1)      Hereunder     Shares       Percent(1)
          ----            --------------- -------------- -------------- ------------ ------------
Gerald Kraut............                0            *       78,441                0           *
Glen Harstad............                0            *       29,016                0           *
Hans Snyder.............                0            *          902                0           *
Helen Hunt..............                0            *       76,554                0           *
Homer H. Marshman, Jr...                0            *       29,016                0           *
Irvin R. Kessler........                0            *      870,468                0           *
James E. Lineberger.....          321,398          2.8%     232,125           89,273           *
James Laube and Judith
 Laube..................                0            *       29,016                0           *
James Potter............                0            *        1,675                0           *
James Spinner...........                0            *        1,418                0           *
Jeffrey J. Frommelt.....                0            *       43,523                0           *
John T. Potter..........                0            *       29,016                0           *
Jonathan P. Horick......                0            *      105,895                0           *
Kessler Family Ltd.
 Partnership............                0            *      290,156                0           *
L & Co., LLC............                0            *      116,062                0           *
Lawrence B. Shapiro.....                0            *       58,031                0           *
Leonard Anderson........                0            *       29,016                0           *
Lori Stovern............                0            *       58,031                0           *
Louise H. Abrahams......                0            *       29,016                0           *
Maria C. Lloyd..........                0            *      145,078                0           *
Mark Kozberg............                0            *        9,278                0           *
Mark Peterson...........                0            *          902                0           *
Mary C. Anderson........                0            *       69,800                0           *
Meehan Foundation.......                0            *       51,787                0           *
Public Employee
 Retirement Systems of
 Idaho..................        1,087,824          8.0%     927,664          160,160         1.4%
Michael E. Dougherty....                0            *       78,441                0           *
Michael Pint............                0            *       58,031                0           *
OTATO Limited
 Partnership............                0            *      232,125                0           *
Paine Webber Custodian
 FBO Demetre M.
 Nicoloff, IRA..........                0            *       29,016                0           *
Paul A. Benenson........                0            *       29,016                0           *
Peter Hajas.............                0            *      812,437                0           *
Raymond R. Johnson......                0            *       34,818                0           *
Richard D. Lentz........                0            *       29,016                0           *
Richard L. Abrahams
 Trustee & Louise L.
 Abrahams Trustee for
 the Richard and Louise
 Abrahams Charitable
 Trust..................                0            *       29,016                0           *
RLA 1993 Trust..........                0            *       75,442                0           *
Robert Bigley...........                0            *       29,016                0           *
Robert G. Allison.......                0            *       87,047                0           *
Robert Thomssen.........                0            *      112,580                0           *
Robert W. Elsholtz......                0            *       29,016                0           *
Roger H. Frommelt.......                0            *       14,507                0           *
Roycap, Inc. ...........          569,433          4.7%     486,100                0           *
Russell S. King.........                0            *        7,000                0           *
Sasha L. Digges, Mary
 Catherine Knott
 Digges.................                0            *      116,062                0           *
Scott E and Mary T.
 Strickland, JTWROS.....                0            *       29,016                0           *

                                                                                  (B)
                                    (A)                                    Common Stock To Be
                                Common Stock                             Beneficially Owned If
                          Beneficially Owned Prior                       All Shares Registered
                              to June 8, 2001              Shares That     Hereunder Are Sold
                          --------------------------------May be Offered -------------------------
          Name              Shares           Percent(1)     Hereunder     Shares       Percent(1)
          ----              ------          ---------------------------- ------------ ------------
Shawn P. Weinand........               0               *       34,818               0           *
Stephen C. Heidecker....               0               *       29,016               0           *
Steve Pint..............               0               *       58,031               0           *
Steven Cheney...........               0               *       87,047               0           *
Steven D. McWhirter.....               0               *      126,444               0           *
Stuart H. Mason.........               0               *       54,016               0           *
The Peregrine Equity
 Fund, LLP..............               0               *       58,031               0           *
Theeuwes Family Trust,
 Felix Theeuwes
 Trustee................               0               *       58,541               0           *
Thomas J. Abood.........               0               *       78,440               0           *
Tice & Co. .............         142,843             1.0%     117,083          25,760           *
Timothy Mitchell........               0               *        7,353               0           *
UBS Piper Jaffray as
 Custodian FBO
 Bradley A. Erickson,
 IRA....................               0               *       34,818               0           *
UBS Piper Jaffray as
 Custodian FBO
 David H. Potter, IRA...               0               *       56,290               0           *
UBS Piper Jaffray as
 Custodian FBO
 Richard C. Perkins,
 IRA....................               0               *       75,440               0           *
USB--Piper Jaffray as
 Custodian FBO
 James G. Peters, IRA...               0               *       45,032               0           *
Venturetec, Inc. BVI....       2,246,594(2)         16.4%   1,830,099         416,495         3.5%
William D. Sexton.......               0               *      116,062               0           *
William H. Knott........               0               *       66,155               0           *
William T. Frantz.......         354,011             3.0%     290,156          63,855           *
Wolfson Investment
 Partners LP............         118,403             1.0%     117,083           1,320           *
Edward N. Marshman,
 trustee u/a dtd 9/15/88
 FBO Edward N.
 Marshman...............               0               *       58,031               0           *
Callista F. Milroy as
 TTEE under the Trust
 Agreement dated
 10/15/99 for Callista
 Milroy.................          31,016               *       29,016           2,000           *
Wilmington Trust
 Company, Trustee u/a
 dtd 1/21/27 with Philip
 F. duPont for Jane
 duPont Lunger..........               0               *      928,500               0           *

--------
* Represents less than 1% of our outstanding shares of common stock.
(1)  The percentage of ownership of outstanding common stock in Columns (A) and
     (B) above before and after the sale of shares registered hereunder is based on the fully diluted number of shares of common stock outstanding assuming (i) exercise of all warrants and options held by the selling shareholder and registered hereunder; and (ii) conversion of outstanding Series C Convertible Preferred Stock held by the selling shareholder and registered hereunder (assuming a conversion price of $1.55 per share).
(2) The total number of shares owned prior to November 29, 2000 includes 373,521 shares of common stock held by Venturetec, Inc. BVI ("Venturetec"), 33,654 shares of common stock issuable upon the exercise of warrants held by Peter Friedli, an affiliate of Venturetec, and 9,320 shares of common stock issuable upon the exercise of warrants held by Pine, Inc., an affiliate of Venturetec. The shares being offered for sale under this Prospectus include 1,546,479 shares of common stock held by Venturetec, 196,472 shares of common stock held by Pine, Inc. and 87,148 shares of common stock issuable upon the exercise of warrants held by Pine, Inc.

                              PLAN OF DISTRIBUTION

  We are registering the common stock covered by this prospectus for selling stockholders. As used in this prospectus, "selling stockholders" includes the donees, pledgees, transferees or others who may later hold the selling stockholders' shares of common stock registered herein. We will pay the costs, expenses and fees in connection with registering the common stock, but the selling stockholders will pay any brokerage commissions, discounts or other expenses attributable to the sale of common stock.

  The selling stockholders may sell the common stock from time to time in one or more types of transactions (which may include block transactions), on the American Stock Exchange, in negotiated transactions, through put or call option transactions relating to the shares, through or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.

  The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

  The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

  Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

  Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

  Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating brokers or dealers, (ii) the number of shares of common stock involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a selling stockholder that a donee pledgee or other transferee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for us by Pepper Hamilton LLP.

                                    EXPERTS

  The December 31, 2000 financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 1 to the financial statements.

                       WHERE YOU CAN GET MORE INFORMATION

  Our fiscal year ends on December 31. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). You may read and copy any reports, statements or other information on file at the SEC's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Our SEC filings are also available to the public at the SEC Internet site at http://www.sec.gov.

  We have filed a registration statement on Form S-3 with the SEC. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted. You should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document relating to us, such references are not necessarily complete. You should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., and at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

  . The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

  . The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

  . The description of the Common Stock contained in the Company's Registration Statement on Form S-1 (Registration No. 333-69207) dated December 18, 1998, including any amendments or reports filed for the purpose of updating such description, and the Post-Effective Amendment No. 1 on Form S-3 to Form S-1, dated September 27, 2000.

  . In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference herein from their respective dates of filing.

  All financial statements included in the above-referenced filings should be read in conjunction with the Risk Factors section of this Prospectus.

  Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                     [LOGO]

                       14,482,743 Shares of Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                                  June 8, 2001


  We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus is current as of its date.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

  The following table sets forth an itemization of all estimated expenses, in connection with sale of the securities being registered payable by Careside:

     Nature of Expense                                                 Amount
     -----------------                                               ----------
     SEC Registration Fee........................................... $ 8,744.08
     Printing and engraving fees.................................... $        0
     Registrant's counsel fees and expenses......................... $   10,000
     Accounting fees and expenses................................... $    5,000
     Miscellaneous.................................................. $    5,000
                                                                     ----------
       TOTAL........................................................ $28,744.08

Item 15. Indemnification of Directors and Officers.

  Our Amended and Restated Certificate of Incorporation (the "Charter") provides that we shall indemnify and advance expenses to the fullest extent permitted by Section 145 of the Delaware General Corporation Law ("DGCL"), as amended from time to time, to each person who is or was one of our directors or officers and the heirs, executors and administrators of such a person. Any expenses, including attorneys' fees, incurred by a person who is or was one of our directors or officers, and the heirs, executors and administrators of such a person in connection with defending any such proceeding in advance of its final disposition shall be paid by us; provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee in his capacity as a director or officer, and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan, such be made only upon delivery to us of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced, if it shall ultimately be determined that such indemnitee is not entitled to be indemnified for such expenses. Notwithstanding the aforementioned indemnification provisions, we may, at the discretion of our Chief Executive Officer, enter into indemnification agreements with directors or officers.

  Section 145 of the DGCL provides that a corporation has the power to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such director or officer or former director or officer is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such person had no reasonable cause to believe his or her conduct was unlawful, except that, if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or any court in which such suit or action was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses as such court shall deem proper.

  The Charter contains a provision to limit the personal liability of our directors to the fullest extent permitted by Section 102(b)(7) of the DGCL, as amended. In addition, the Amended and Restated By-Laws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by us or in our right, by reason of the fact that he is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  As permitted by the DGCL, the Charter provides that, subject to certain limited exceptions, none of our directors shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for the unlawful payment of dividends on or redemption or repurchase of our capital stock or (4) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to limit our ability and our stockholders' ability through stockholder derivative suits on our behalf, to recover monetary damages against a director for the breach of certain fiduciary duties as a director, including breaches resulting from grossly negligent conduct. In addition, the Charter and Amended and Restated By-Laws provide that we shall, to the fullest extent permitted by the DGCL, indemnify all of our directors and officers and that we may, to the extent permitted by the DGCL, indemnify our employees and agents.

Item 16. Exhibits

 Exhibit No.                             Description
 -----------                             -----------
             Certificate of Designations of Series C Convertible Preferred
  4.1        Stock.*

  4.2        Form of Securities Purchase and Subscription Agreement dated as of
             March 29, 2001 by and between Careside, Inc. and Purchasers.*

  4.3        Form of Warrant Agreement dated as of March 29, 2001 executed by
             Careside, Inc. and addressed to Purchasers (including Warrant
             Certificates).*

  5.1        Opinion of Pepper Hamilton LLP

 23.1        Consent of Arthur Andersen LLP

--------
* Incorporated herein by reference to Careside's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 filed on May 15, 2001 (SEC File Number 001-15051).

Item 17. Undertakings.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

    (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

    (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

    (iii) Include additional or changed material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2) For purposes of determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  (4) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (5) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  In addition, the undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Culver City,
California, on this   th day of June, 2001.

                                          Careside, Inc.

                                                 /s/ W. Vickery Stoughton
                                          By: _________________________________
                                                   W. Vickery Stoughton
                                            Chairman of the Board of Directors
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints W. Vickery Stoughton, Thomas H. Grove, and James
R. Koch and each of them, his true and lawful attorney-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, on his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

     /s/ W. Vickery Stoughton          Chairman of the Board of      June 8, 2001
______________________________________  Directors, Chief
         W. Vickery Stoughton           Executive Officer and
                                        Director (principal
                                        executive officer)

      /s/ Anthony P. Brenner           Director                      June 8, 2001
______________________________________
          Anthony P. Brenner

     /s/  William F. Flatley           Director                      June 9, 2001
______________________________________
          William F. Flatley

     /s/ S. Kenneth N. Kermes          Director                      June 6, 2001
______________________________________
         S. Kenneth N. Kermes

      /s/ C. Alan MacDonald            Director                      June 8, 2001
______________________________________
          C. Alan MacDonald

        /s/ Diana Mackie               Director                      June 5, 2001
______________________________________
             Diana Mackie

                                       1